EXHIBIT 99.74

FOR IMMEDIATE RELEASE

High Tide to Announce Third Quarter 2020 Financial Results

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, AB, September 8, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, will release its financial and operational results for the quarter ended July 31, 2020 before financial markets open on September 16, 2020. High Tide’s third quarter financial and operational results will be available on SEDAR and on the Company’s website at www.hightideinc.com/invest.

Following the release of its third quarter financial and operational results, High Tide will host a conference call with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 8:30 AM Eastern Time on September 16, 2020. The conference call will discuss High Tide’s third quarter financial and operational results and updates on the Company’s plans for the balance of the current fiscal year.

Dial-In Information

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

US/CANADA Participant International Dial-In Number: (914) 987-7095

Conference ID: 1984555

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

Encore Replay Information (Available until September 23, 2020)

Toll-Free Encore Dial-In Number: (855) 859-2056

Encore Dial-In Number: (404) 537-3406

Conference ID: 1984555

In addition to the toll-free number listed above, participants can also dial (800) 585-8367 to access Encore.

About High Tide Inc.

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution divisions RGR Canada Inc. and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of High Tide at the date the statements are made based on information then available to High Tide. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of High Tide, which may cause High Tide’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide has no any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.